[The Cooper Companies, Inc. Letterhead]

February 13, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn:	Mr. Brian Cascio
Accounting Branch Chief

Re:	The Cooper Companies, Inc.
Form 10-K for the Year Ended October 31, 2012
Filed December 20, 2012
File No. 001-08597

Dear Mr. Cascio:

This letter is the response of The Cooper Companies, Inc. (the “Company”) to the comments contained in the Staff’s letter to Greg Matz, the Company’s Chief Financial Officer, dated January 31, 2013. For ease of reference, we have set forth the Staff’s comments and our response for each item below.

Form 10-K for the Year Ended October 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for Income Taxes, page 48

1.	We note the quantitative significance to your operating results of the benefit from foreign income taxed at other than U.S. rates as disclosed on the income tax provision reconciliation on page 80. We also see the low effective tax rate on your foreign earnings from the tabular disclosure on page 79. In light of the significant impact of lower taxes on foreign earnings to your operating results, in future filings please consider describing in MD&A the relationship between foreign pre-tax income and the foreign effective tax rate in greater detail. It appears as though separately discussing the foreign effective income tax rate is important information material to an understanding of your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. Tell us how you intend on applying this comment.

Securities and Exchange Commission

February 13, 2013

RESPONSE

The Company has discussed the impact of income earned in foreign jurisdictions under “Provision for Income Taxes” and “Estimates and Critical Accounting Policies” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The Company notes the Staff’s comment and in future filings will expand the discussion included in MD&A for “Provision for Income Taxes” to include additional detail, where material, regarding the relationship between foreign pre-tax income and the foreign effective tax rate. In this regard, the Company intends to include in future annual filings on Form 10-K a disclosure in substantially the form of the following:

The ETR is below the United States statutory rate as a majority of our income is earned in foreign jurisdictions with lower tax rates reflecting the shift in the geographic mix of income during recent periods, with income earned in foreign jurisdictions increasing as compared to income earned in the United States. As a result, the ratio of domestic income to worldwide income, primarily within CooperVision but augmented by CooperSurgical’s July 2012 acquisition of Origio, has decreased over recent fiscal periods. A reduction in the ratio of domestic income to worldwide income effectively lowers the overall tax rate due to the fact that the tax rates in the majority of foreign jurisdictions where the Company operates are significantly lower than the statutory rate in the United States.

The impact on our provision for income taxes of income earned in foreign jurisdictions being taxed at rates different from the United States Federal statutory rate was a benefit of approximately $71.3 million, $56.9 million and $33.9 million in 2012, 2011 and 2010, respectively, and a related effective tax rate of approximately 5.1%, 4.0% and 7.5% in 2012, 2011 and 2010, respectively. The foreign jurisdictions with lower tax rates as compared to the U.S. statutory federal rate that had the most significant impact on our provision for foreign income taxes in the periods presented include the United Kingdom, Barbados and Puerto Rico.

Please refer to Note 5 of the Notes to Consolidated Financial Statements for a reconciliation to our provision for income taxes from the federal income tax rate.

The Company intends to include in future quarterly filings on Form 10-Q, a disclosure in substantially the form of the following:

The ETR is below the United States statutory rate as a majority of our income is earned in foreign jurisdictions with lower tax rates reflecting the shift in the geographic mix of income during recent periods with income earned in foreign jurisdictions increasing as compared to income earned in the United States. As a result, the ratio of domestic income to worldwide income, primarily within CooperVision but augmented by CooperSurgical’s July 2012 acquisition of Origio, has decreased over recent fiscal periods. A reduction in the ratio of domestic income to worldwide income effectively lowers the overall tax rate due to the fact that the tax rates in the majority of foreign jurisdictions where the Company operates are significantly lower than the statutory rate in the United States.

Securities and Exchange Commission

February 13, 2013

The impact on our provision for income taxes of income earned in foreign jurisdictions being taxed at rates different than the United States Federal statutory rate was a benefit of approximately $X.X million and a related effective tax rate of approximately X.X% in our fiscal                      quarter of 201     compared to $X.X million and a related effective tax rate of approximately X.X% in our fiscal                      quarter of 201    .

Please refer to Note X of the Notes to Consolidated Financial Statements for additional information.

Item 8. Financial Statements

Note 9. Employee Benefits, page 89

2.	We see that you have a substantial presence outside of the United States, including significant manufacturing presence in the United Kingdom and Puerto Rico. Accordingly, please tell us why this footnote does not include discussion of benefit arrangements for employees outside of the United States.

RESPONSE

Employees of the Company’s subsidiaries in the United Kingdom and Puerto Rico participate in pension plans that are defined contribution plans. These plans are administered in accordance with the laws and regulations of the respective countries by established third-party plan providers. The subsidiaries are responsible for selecting third-party providers that are able to provide appropriate services and effective administration. The third-party providers are responsible for offering suitable investment vehicles for participants. Neither subsidiary, nor its parent or any affiliate of the Company has access to funds in the plans. The employee benefit is based on the amount contributed subject to investment performance and market conditions. The Company subsidiary’s obligation is limited to both voluntary and state-regulated employer contribution amounts, i.e. “matching contributions” that are determined as a percentage of the individual employee wages or a percentage of the employee’s contribution to the plan. These obligations are accrued and remitted to the plan at least monthly. The Company subsidiary’s have no obligation to manage or invest plan assets or to pay benefits to employees upon retirement.

The Company does not sponsor these plans as defined in Sections 715-20-50 and 715-30-50 of the FASB Accounting Standards Codification and, therefore, the Company respectfully submits that the related disclosures defined in ASC 715 are not applicable.

In future annual filings, the Company will clarify that employees of affiliates outside of the United States are covered under separate defined contribution pension plans which are not significant individually or in the aggregate.

Securities and Exchange Commission

February 13, 2013

Item 8. Financial Statements

Note 9. Employee Benefits, page 89

3.	We see the significant impact that changes in assumptions had on the funded status of your defined benefit pension plan in 2012. Please describe to us your consideration of whether you should present critical accounting estimates disclosure in MD&A with respect to the defined benefit pension plan.

RESPONSE

The Company considers accounting estimates for disclosure in accordance with the guidance of Item 303 of Regulation S-K and Interpretive Guidance No. 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, particularly Section V. Critical Accounting Estimates.

In MD&A, the Company addresses material implications of uncertainties associated with the methods, assumptions and estimates underlying the Company’s critical accounting measurements.

The Company considers whether it has made accounting estimates or assumptions where i) the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and ii) the impact of the estimates and assumptions on financial condition or operating performance is material.

The Company’s assessment indicated that the estimates and assumptions related to the defined pension plan require subjectivity and judgment about items such as the projected benefit obligation, discount rate and expected return on plan assets over an extended period of time. Also, the methodology for accounting for defined benefit pension plans, including actuarial methodology, is well established. Regarding materiality, in assessing the accounting estimates with respect to the defined benefit pension plan, the Company noted that the Plan is not material to its results of operations, financial position, liquidity and annual cash flow or trends therein.

In 2012, the pension liability on the Balance Sheet increased to 6% of total liabilities from 4% in the prior year but remained at 1% of total liabilities and stockholders’ equity. The Company took into consideration that the increase in the pension obligation is expected to be settled over many decades as compared to larger obligations that are expected to be settled within one year. By comparison, during 2012, accounts payable increased to 12% of total liabilities from 9% in the prior year and employee compensation increased to 8% of total liabilities from 7%. The changes to the funded status in fiscal 2012 also did not have a significant impact on the periodic pension expense recognized in the Statement of Income.

The Company provides disclosure of the defined benefit plan in the Notes to Consolidated Financial Statements including a discussion and sensitivity analysis of the discount rate.

Securities and Exchange Commission

February 13, 2013

For these reasons, the Company respectfully submits that it is not material to an investor’s understanding of the Company to provide critical accounting estimates disclosure in MD&A regarding the assumptions used in regard to the defined benefit pension plan.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or need additional information with respect to the filing. Our future filings will reflect our indicated responses, as applicable.

Sincerely,

/s/ Greg W. Matz

Greg W. Matz

Vice President and

Chief Financial Officer

cc:	Gary Todd - SEC

Christopher Kaufman - Latham & Watkins